INTERFACE, INC.

Clawback Policy

    This Clawback Policy (this “Policy”) has been adopted by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Interface, Inc., a Georgia corporation (the “Company”), effective as of October 2, 2023 (the “Effective Date”). This Policy supersedes and replaces the Company’s prior Clawback Policy adopted February 25, 2020.

1.Recovery of Certain Incentive-Based Compensation due to Restatement of Financial Statements:

(a)In the event that following the Effective Date the Company is required to prepare an Accounting Restatement, regardless of individual fault, the Committee shall take such action as it deems necessary to obtain reasonably promptly the forfeiture or reimbursement, subject to the terms of this Policy, from any Covered Executive of the Company who was awarded Incentive-Based Compensation, any or all of the Excess Incentive-Based Compensation that such Covered Executive was awarded during the Applicable Period preceding the Date on which the Company is required to prepare an Accounting Restatement.

(b)For the avoidance of doubt, a restatement of the Company’s financial statements due to a change in accounting policies or principles shall not be deemed an Accounting Restatement for purposes of this Policy.

2.Applicability: Recovery under this Policy shall solely apply to (a) awards that have been granted after the Effective Date, (b) awards granted prior to the Effective Date but remain outstanding on or after the Effective Date and (c) awards that specifically reference the possibility of recovery under a clawback or compensation recovery policy to be adopted by the Company.

3.Definitions: For purposes of this Policy, the following terms have the meanings indicated, in addition to the other terms defined herein:

(a)“Accounting Restatement” means an accounting restatement of the Company’s financial statements the Company is required to prepare due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(b)“Applicable Period” means the three completed fiscal years immediately preceding the Date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

(c)“Covered Executive” means any individual who is a current or former Executive Officer, and who served as a Covered Executive at any time during the performance period for the relevant Incentive-Based Compensation.

(d)“Date” means the calendar date of the earlier to occur of (i) the date Company’s Board, a committee of the Board or the officer or officers of the Company authorized to take such action if action by the Board is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

(e)“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive Officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Executive Officers shall include at a minimum the executive officers whose biographies appear in the Company’s Annual Report on Form 10-K or Proxy Statement for its Annual Meeting of Shareholders.

(f)“Excess Incentive-Based Compensation” means the amount or value of a Covered Executive’s Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the amounts set forth in the Accounting Restatement, computed without regard to any taxes paid. Where the amount of Excess Incentive-Based Compensation is not subject to mathematical recalculation directly from the Accounting Restatement, as with Financial Reporting Measures such as stock price or total shareholder return, the amount of Excess Incentive-Based Compensation will be based on a reasonable estimate of the effect of the Accounting Restatement on that Financial Reporting Measure. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

(g)“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return; revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission.

(h)“Incentive-Based Compensation” means, with respect to a Covered Executive, any compensation granted, awarded, earned, vested or Received based wholly or in part on the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “Received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. Examples of Incentive-Based Compensation include but are not limited to cash incentives under any performance-based cash bonus plan, and stock options, stock appreciation rights, performance shares, performance-based restricted stock and performance-based restricted stock units awarded under the Company’s equity compensation plans.

(i)“Triggering Event” means any event that would permit the Committee to recover any Excess Incentive-Based Compensation under Section 1 of this Policy.

4.Recoupment Process:

(a)Committee Determination as to the Method of Recoupment of Excess Incentive-Based Compensation. In addition to any recoupment provided hereunder, the Committee may reduce or cancel, in its sole discretion, future cash or equity compensation payable to a Covered Executive following an Accounting Restatement to offset any amount that the Committee deems appropriate to recover under this Policy, provided that the Committee may not seek recovery of any amount by reducing any future amount that is payable and/or to be provided to the Covered Executive and that is considered “non-qualified deferred compensation” under Section 409A of the Internal Revenue Code of 1986, as amended and the regulations and guidance promulgated thereunder. Any Excess Incentive-Based Compensation that is considered “non-qualified deferred compensation” under Section 409A and to which this Policy is applicable is instead subject to forfeiture. There shall be no duplication of recovery under this Policy and any of 15 U.S.C. Section 7243 (Section 304 of the Sarbanes-Oxley Act of 2002) or Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

5.Interpretation of this Policy; Determinations by the Committee and the Board: The Committee and the Board have the exclusive power and authority to administer this Policy, including, without limitation, the right and power to interpret the provisions of this Policy and to make all determinations deemed necessary or advisable for the administration of this Policy, including, without limitation, any determination as to: (a) whether a Triggering Event has occurred and (b) what constitutes Excess Incentive-Based Compensation and Incentive-Based Compensation. All such actions, interpretations and determinations that are taken or made by the Committee and the Board in good faith will be final, conclusive and binding. This Policy shall be interpreted consistently in all material respects with Rule 5608 of the Nasdaq Stock Market (“Rule 5608”) and any successors thereto, Section 10D of the Exchange Act and Rule 10D-1 thereunder.

6.Due Process: Before the Committee determines to seek recovery pursuant to this Policy, it shall provide, where feasible, the Covered Executive with written notice and the opportunity to be heard, at a meeting of the Committee (which may be in-person, telephonic or virtual, as determined by the Committee).

7.No Indemnification: The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive-Based Compensation.

8.Binding Effect: This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

9.Other Rights: The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee or the Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any rights under this Policy are in addition to, and not in lieu of, any other remedies or rights, whether of recoupment or otherwise, that may be available to the Company pursuant to the terms of any other policy or any employment agreement, equity award agreement or similar agreement, and any other legal remedies available to the Company.

10.Amendment; Termination: The Committee or the Board may at any time in its sole discretion supplement or amend any provision of this Policy in any respect, including to reflect any amendments to Rule 5608, Section 10D or Rule 10D-1 or to comply with any other rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Committee or the Board may terminate this Policy at any time.

11.Impracticability: The Committee or the Board shall recover any Excess Incentive-Based Compensation in accordance with this Policy unless the Committee determines such recovery would be impracticable for one or more of the following reasons, and subject to the following procedural and disclosure requirements:

(a)The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Excess Incentive-Based Compensation based on expense of enforcement, the Committee must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to the Nasdaq Stock Market.

(b)Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Excess Incentive-Based Compensation based on violation of home country, the Committee must satisfy the applicable opinion and disclosure requirements of Rule 5608.

(c)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
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